SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number 1-12733

Tower Automotive Retirement Plan

Tower Automotive, Inc.

27175 Haggerty Road
Novi, Michigan 48377

Tower Automotive
Retirement Plan

Financial Report

December 31, 2004

Tower Automotive Retirement Plan

Contents
Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Schedule of Assets Held at End of Year	Schedule 1

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Tower Automotive Retirement Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Grand Rapids, Michigan
May 9, 2005

Tower Automotive Retirement Plan

Statement of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Participant-directed investments:
Money market fund	$336,927	$423,660
Mutual funds	94,327,625	84,330,991
Tower Automotive, Inc. common stock	6,202,604	9,793,161
Pooled separate account	24,483,881	26,747,739
Participant loans	3,814,646	3,204,994

Total participant-directed investments	129,165,683	124,500,545

Receivables:
Employer contributions	131,066	3,854,737
Employee contributions	238,184	300,594

Total receivables	369,250	4,155,331

Net Assets Available for Benefits	$129,534,933	$128,655,876

See Notes to Financial Statements.

Tower Automotive Retirement Plan

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions to Net Assets Available for Benefits
Investment income:
Interest and dividends	$1,599,615	$1,044,586
Net appreciation (depreciation) in fair value of investments in:
Mutual funds	7,732,854	16,845,198
Pooled separate account	969,584	1,153,501
Tower Automotive, Inc. common stock	(7,644,763)	4,151,886

Total investment income	2,657,290	23,195,171

Contributions:
Employer	3,738,605	7,472,841
Employee	8,272,117	8,114,102
Rollover	495,181	354,151

Total contributions	12,505,903	15,941,094

Total additions	15,163,193	39,136,265

Deductions from Net Assets Available for Benefits
Benefits paid directly to participants	14,222,287	10,940,405
Administrative expenses	139,760	73,760

Total deductions	14,362,047	11,014,165

Net Increase in Net Assets Prior to Transfers	801,146	28,122,100

Transfers (Note 1)	77,911	60,882

Net Increase in Net Assets	879,057	28,182,982

Net Assets Available for Benefits
Beginning of year	128,655,876	100,472,894

End of year	$129,534,933	$128,655,876

See Notes to Financial Statements.

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Description of the Plan

The following description of the Tower Automotive Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution profit-sharing and 401(k) plan covering substantially all nonunion employees of R. J. Tower Corporation and its subsidiaries (the “Company”), the Plan’s sponsor. Eligible employees can become participants in the 401(k) portion of the Plan on the first day of the month following the completion of 60 days of employment and attaining age 18. Upon participation in the 401(k) portion of the Plan, employees become eligible to receive discretionary matching contributions from the Company. Employees become eligible to receive discretionary annual profit-sharing contributions from the Company on the first day of the month following the completion of one year of service with at least 1,000 total hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant’s compensation, as defined in the plan agreement. The Plan also allows participants to transfer funds from other qualified plans into the Plan. During the plan years ended December 31, 2004 and 2003, $77,911 and $60,882, respectively, was transferred from other Company qualified plans into the Plan.

The Company makes a discretionary matching contribution based on the participant’s contribution. This matching contribution amount is determined annually. The Company elected to make safe harbor matching contributions of 100 percent of the first 3 percent of each employee’s eligible wages deferred, plus 50 percent of the next 2 percent of each employee’s eligible wages deferred. See Note 8.

The Company also may make an annual discretionary profit-sharing contribution in an amount determined by the Board of Directors of the Company.

Plan Operations - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves certain distributions from the Plan to participants.

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Description of the Plan (Continued)

Participant Accounts - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant’s account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants’ contributions to the Plan and employer-matching contributions are always fully vested and nonforfeitable. Participants become fully vested in the Company’s discretionary profit-sharing contributions after the completion of three years of service, as defined in the Plan.

Loans to Participants - Under certain conditions, a participant may obtain a loan from the Plan. A participant’s loan cannot exceed the lesser of $50,000 or one-half of the participant’s nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years (15 years for purchase of a primary residence). Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.

Forfeited Accounts - Forfeited balances of terminated participants’ nonvested accounts are used to pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the following plan year.

Note 2 - Summary of Accounting Policies

Basis of Accounting -The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate account is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are valued at their outstanding value, which approximates fair value.

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 - Summary of Accounting Policies (Continued)

Additions, Deductions and Changes in Net Assets - Income and expenses are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan.

Administrative Expenses - Certain administrative expenses and withdrawal fees charged by the trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

The fair value of significant individual investments at December 31, 2004 and 2003 is as follows:

	2004	2003
Pooled separate account - New York
Life Anchor Account	$24,483,881	$26,747,739
Mutual funds:
PIMCO Total Return Fund	9,028,363	8,862,128
AIM Basic Value Fund	12,593,694	12,337,648
MainStay S&P 500 Index Fund	13,347,863	12,593,653
AIM Small Cap Growth Fund	8,994,769	10,568,273
Federated Capital Appreciation Fund	8,866,367	9,228,230
Artisan International Fund	7,460,347	5,806,036
Common stock - Tower Automotive, Inc.	6,202,604	9,793,161

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 4 - Related Party Transactions

Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent of the sponsor of the Plan. See Note 8.

Note 5 - Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions. See Note 8.

Note 6 - Tax Status

The Plan obtained its latest determination letter dated March 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, after consultation with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 - Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2004 and 2003:

	2004	2003
Net assets available for benefits per financial statements	$129,534,933	$128,655,876
Less contributions receivable at December 31	(369,250)	(4,155,331)

Net assets available for benefits per Form 5500	$129,165,683	$124,500,545

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 7 - Reconciliation with Form 5500 (Continued)

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2004:

	Employee	Employer
Contributions per financial statements	$8,272,117	$3,738,605
Less contributions receivable at December 31, 2004	(238,184)	(131,066)
Plus contributions receivable at December 31, 2003	300,594	3,854,737

Contributions per Form 5500	$8,334,527	$7,462,276

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

	Employee	Employer
Contributions per financial statements	$8,114,102	$7,472,841
Less contributions receivable at December 31, 2003	(300,594)	(3,854,737)
Plus contributions receivable at December 31, 2002	233,697	5,011,506

Employee contributions per Form 5500	$8,047,205	$8,629,610

Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.

Tower Automotive Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 7 - Reconciliation with Form 5500 (Continued)

The following is a reconciliation of benefits paid per the financial statements to Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Benefits paid per financial statements	$14,222,287	$10,940,405
Less defaulted participant loans recognized in previous years on Form 5500	—	(16,668)

Benefits paid per Form 5500	$14,222,287	$10,923,737

Note 8 - Subsequent Event

On February 2, 2005, Tower Automotive, Inc. (the Parent of the Sponsor) and its US subsidiaries, including the Company and the Sponsor (collectively “the Debtors”), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court Southern District of New York (the “Bankruptcy Court”). The Debtors are operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. An official committee of unsecured creditors has been appointed.

The Debtors have requested that the Bankruptcy Court approve payment of certain pre-petition liabilities including employee wages and benefits. Since the filing, all orders sufficient to enable the Debtors to conduct normal business activities, including the approval of the Debtors’ financing have been entered by the Bankruptcy Court. While the Debtors are subject to Chapter 11, all transactions of the Debtors outside the ordinary course of business will require the prior approval of the Bankruptcy Court.

These financial statements do not include any adjustments or disclosure appropriate for a terminating plan as the Sponsor has no intention nor has taken any actions necessary to terminate the Plan.

Effective February 7, 2005, participants can no longer invest in Tower Automotive, Inc. common stock. Participants have been advised by Tower Automotive, Inc. to redirect all investment amounts in Tower Automotive, Inc. common stock to other investment options.

Effective June 30, 2005, the Company has suspended it’s discretionary matching contribution for certain participants in the Plan. See Note 1.

Tower Automotive Retirement Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1521832, Plan 002
December 31, 2004

(a)(b)
Identity of Issuer,
Borrower,	(c)		(e)
Lessor, or Similar	Description of Investment (Including Maturity Date,	(d)	Current
Party	Rate of Interest, Par, or Maturity Value)	Cost	Value
New York Life Trust Company	Pooled separate account - New York Life Anchor Account	*	$24,483,881

	Mutual funds:

	PIMCO Total Return Fund	*	9,028,363

	MainStay Asset Manager Fund	*	5,664,357

	AIM Basic Value Fund	*	12,593,694

	MainStay S&P 500 Index Fund	*	13,347,863

	Franklin Balance Sheet Investment Fund	*	5,932,828

	MainStay A MAP Fund	*	2,654,589

	Artisan Mid Cap Fund	*	5,176,701

	AIM Small Cap Growth Fund	*	8,994,769

	Federated Capital Appreciation Fund	*	8,866,367

	Fidelity Advisor Value Strategies Fund	*	5,168,488

	Goldman Sachs Mid Cap Value Fund	*	5,270,068

	Oppenheimer Capital Appreciation Fund	*	4,169,192

	Artisan International Fund	*	7,460,347

	Money market fund - MainStay Cash Reserves Fund	*	336,927

Tower Automotive, Inc.	Common stock - Tower Automotive, Inc.	*	6,202,604

Participants	Participant loans - Bearing interest at rates ranging from 5.00 percent to 11.84 percent	-	3,814,645

	Total investments		$129,165,683

* Cost information not required

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tower Automotive Retirement Plan
/s/ Christopher T. Hatto
DATE June 28, 2005	Christopher T. Hatto, Chief Accounting
Officer of Tower Automotive, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm